Cole Real Estate Income Strategy (Daily NAV), Inc.
2575 East Camelback Road, Suite 500
Phoenix, AZ 85016
December 5, 2011
Via EDGAR Transmission and Facsimile (703.813.6984)
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010
Attn: Duc Dang, Senior Counsel

Re:	Cole Real Estate Income Strategy (Daily NAV), Inc.: Registration Statement on Form S-11 (File No. 333-169535) (the “Registration Statement”)
Dear Mr. Dang:
In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may be declared effective at 9:30 a.m., Eastern time, on Tuesday, December 6, 2011, or as soon as practicable thereafter. The Registrant is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.
The Registrant hereby acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this request, please contact David H. Roberts of Goodwin Procter LLP at (617) 570-1039.

Sincerely,

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.

By:	/s/ Kimberly J. Smith

Name:	Kimberly J. Smith
Title:	Assistant Secretary

2575 East Camelback Road, Suite 500
Phoenix, AZ 85016
P: 602.778.8700
F: 602.778.8796
www.ColeCapital.com